02010699

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JAN 23 2002

For the Month of JANUARY 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

By: ______________________
Christiana Knight
Vice-President, Finance and Controller

Dated: 16 January 2002

HIGHWOOD RESOURCES LTD.
Suite 715, 734 - 7th Avenue S.W.
Calgary, Alberta
T2P 3P8

January 16, 2002

ALBERTA SECURITIES COMMISSION
Market Surveillance/Continuous Disclosure
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T5P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

ONTARIO SECURITIES COMMISSION
20 Queen Street
P.O. Box 55, 18th Floor
Toronto, Ontario M5H 3S8

Dear Sirs:

Re: HIGHWOOD RESOURCES LTD.
MATERIAL CHANGE REPORT UNDER SECTION 146 (FORMERLY SECTION 118) OF THE *SECURITIES ACT* (ALBERTA)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Highwood Resources Ltd. (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta). Concurrent with this filing, this letter is being filed with The Toronto Stock Exchange.

Item 1 - Reporting Issuer

Highwood Resources Ltd.
Suite 715, 734 - 7th Avenue S.W.
Calgary, Alberta
T2P 3P8

Item 2 - Dates of Material Changes

The material change occurred January 14, 2002.

Item 3 - Publication of Material Changes

A press release was issued on January 16, 2002.

Item 4 - Summary of Material Changes

The Corporation completed the Rights Offering described in its prospectus dated December 10, 2001 by the issuance of a total of 18,002,847 common shares at a price of $0.125 per share for aggregate gross proceeds of $2,250,356. Following completion of the Rights Offering, a total of 39,858,305 common shares of the Corporation are issued and outstanding.

The net proceeds from this Rights Offering have been used by the Corporation to make a required $1,500,000 payment to the Corporation's principal lender with the remainder being added to the Corporation's working capital.

Item 5 - Full Description of Material Changes

The Corporation completed the Rights Offering described in its prospectus dated December 10, 2001 by the issuance of a total of 18,002,847 common shares at a price of $0.125 per share for aggregate gross proceeds of $2,250,356. Following completion of the Rights Offering, a total of 39,858,305 common shares of the Corporation are issued and outstanding.

The net proceeds from this Rights Offering have been used by the Corporation to make a required $1,500,000 payment to the Corporation's principal lender with the remainder being added to the Corporation's working capital.

The Corporation received subscriptions for a total of 14,885,225 common shares under the Basic Subscription Right provided to common shareholders pursuant to the Rights Offering and subscriptions for an additional 11,188,646 common shares under the Additional Subscription Privilege provided to common shareholders exercising their Basic Subscription Right in full. As a result of this over-subscription of the Additional Subscription Privilege, the Corporation will refund an aggregate of approximately $1,000,000 to common shareholders who exercised their Additional Subscription Privilege.

In satisfaction of its commitment under the Standby Purchase Agreement dated November 21, 2001, Dynatec Corporation purchased a total of 7,838,058 common shares under the Rights Offering and now holds a total of 15,968,910 common shares (including 400,000 common shares purchased in the open market during the course of the Rights Offering) being approximately 40.1% of the total number of common shares of the Corporation currently issued and outstanding. Prior to the commencement of the Rights Offering, Dynatec Corporation held 7,730,852 common shares of the Corporation, representing approximately 35.4%% of the total number of common shares of the Corporation then issued and outstanding.

Item 6 - Reliance on Section 118(2) of the *Securities Act* (Alberta)

N/A

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and who can be contacted by the Commission is:

William M. Shaver, Chief Executive Officer
(905) 780-1980

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED this 18th day of January, 2002.

Yours truly,

HIGHWOOD RESOURCES LTD.

Per: M. Ch. Knight

M. Christiana Knight
Vice-President, Finance & Controller

cc: The Toronto Stock Exchange (VIA SEDAR)
Attention: Filings